Seward & Kissel LLP
1200 G Street, N.W.
Washington, D.C. 20005
Telephone: (202) 737-8833
Facsimile: (202) 737-5184

Anthony Tu-Sekine
Counsel

                         July 7, 2009

BY EDGAR

Ms. Michelle Lacko
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Excel Maritime Carriers Ltd.
           Amendment No. 1 to Registration Statement on Form F-3 (No. 333-159212)
           Amendment No. 1 to Registration Statement on Form F-3 (No. 333-159213)

Dear Ms. Lacko:

On behalf of Excel Maritime Carriers Ltd. (the "Company"), we are filing today:

1.  Amendment No. 1 to the registration statement on Form F-3 (File No. 333-159212) filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on May 13, 2009 ("Initial Filing No. 333-159212"); and

2.  Amendment No. 1 to the registration statement on Form F-3 (File No. 333-159213) filed by the Company with the Commission on May 13, 2009 ("Initial Filing No. 333-159213").

By letter dated May 27, 2009 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with a comment regarding Initial Filing No. 333-159213 and the prospectus included therein.

In response to the Staff's comment included in the Comment Letter, the Company has amended Initial Filing No. 333-159213.  In addition, the Company has amended both Initial Filing No. 333-159212 and Initial Filing No. 333-159213 to incorporate by reference recasted financial statements of the Company (reflecting the Company's implementation of three new accounting standards and the Company's subsequent release of recasted financial statements on June 1, 2009) and also to update certain disclosure about the Company to account for the passage of time.

If you have any questions or comments concerning the enclosed, please feel free to telephone me at (202) 737-8833.

Very truly yours, /s/ Anthony Tu-Sekine Anthony Tu-Sekine

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